mr

15049687

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fulcrum Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11975 Westline Industrial Drive
(No. and Street)

Saint Louis	**MO**	**63146**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William P Behrens — 914-220-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 City Place Drive, Suite 900	**St. Louis**	**MO**	**63141**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, **William P. Behrens**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fulcrum Securities, LLC**, as of **December 31**, 20 **14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELINDA WILLIAMS
Notary Public - Notary Seal
State of Missouri, St Charles County
Commission # 14456569
My Commission Expires Oct 21, 2018

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULCRUM SECURITIES, LLC

FINANCIAL STATEMENTS WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM AND ACCOMPANYING
INFORMATION

DECEMBER 31, 2014

TABLE OF CONTENTS

BROWN SMITH LLC WALLACE 6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Fulcrum Securities, LLC
St. Louis, Missouri

We have audited the accompanying financial statements of Fulcrum Securities, LLC (a Missouri limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Fulcrum Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Fulcrum Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note M to the financial statements, the Company has experienced significant losses from operations and a declining net capital position. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note M. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

The supplemental schedules included at pages 14 – 17 have been subjected to audit procedures performed in conjunction with the audit of Fulcrum Securities, LLC's financial statements. The supplemental information is the responsibility of Fulcrum Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, LLC
St. Louis, Missouri
February 23, 2015

FULCRUM SECURITIES, LLC

Statement of Financial Condition

December 31, 2014

ASSETS

Cash and cash equivalents	$	179,455
Commissions receivable		53,068
Due from clearing organization		87,187
Deposit with clearing organization		100,000
Securities owned, marketable, at fair value		25,000
Security deposit		36,389
Prepaid expenses		49,949
Property and equipment, net		31,184
TOTAL ASSETS	$	562,232

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	7,063
Accrued expenses		15,309
Commissions payable		118,658
Accrued compensation		23,114
Due to affiliate		14,865
Deferred rent	$	19,160
Total Liabilities		198,169
Member's Equity		364,063
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	562,232

The accompanying notes are an integral part of these financial statements.

FULCRUM SECURITIES, LLC

Statement of Operations
Year ended December 31, 2014

Revenues:		
Commissions	$	2,052,570
Principal transactions		29,263
Other trading fees		697,963
Shared service income		383,250
Interest income		37,764
Sub lease income		40,105
Referral fees		243,390
Total Revenues		3,484,305
Expenses:		
Employee compensation and benefits	$	2,592,564
Trade and execution fees		178,838
Occupancy expenses		561,367
Office expenses		58,774
Communications		194,796
Insurance		39,212
Dues and subscriptions		17,090
Professional fees		162,575
Litigation, arbitration & settlment		193,870
Regulatory fees		84,670
Licenses and taxes		22,024
Travel and entertainment		17,217
Other expenses		60,554
Total Expenses		4,183,551
Net Loss	$	(699,246)

The accompanying notes are an integral part of these financial statements.

FULCRUM SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2014

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2013	$ 4,017,491	$ (3,201,182)	$ 816,309
Capital contributions	247,000	-	247,000
Net loss	-	(699,246)	(699,246)
Balance at December 31, 2014	**$ 4,264,491**	**$ (3,900,428)**	**$ 364,063**

The accompanying notes are an integral part of these financial statements.

FULCRUM SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net Loss	$	(699,246)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		8,814
Loss on disposal		8,441
Loss on impairment		5,436
Increase in assets:		
Accounts receivable		125,257
Due from clearing organization		189,277
Due from employees		11,250
Prepaid expenses		61,754
Long inventory		36,503
Employee advance		5,000
Increase (decrease) in liabilities:		
Accounts payable		(34,591)
Accrued expenses		7,754
Deferred rent		(7,057)
Commissions payable		(297,982)
Due to related party		(29,887)
Accrued compensation		(62,999)
Net cash used in operating activities		(672,276)
Cash flows from investing activities:		
Purchases of furniture & equipment		(9,325)
Cash flows from financing activities:		
Capital contributions		247,000
DECREASE IN CASH AND CASH EQUIVALENTS		(434,601)
Cash and cash equivalents, beginning of year		614,056
Cash and cash equivalents, end of year	$	179,455

The accompanying notes are an integral part of these financial statements.

Note A - Nature of Operations and Basis of Presentation

Nature of Operations

Fulcrum Securities, LLC (the "Company"), a wholly-owned subsidiary of AHM-Pivot Holdings, LLC (the "Parent Company"), formerly known as AHM-Fulcrum Holdings, LLC, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company conducts its business on a fully-disclosed basis with other broker-dealers pursuant to clearing agreements. It operates brokerage offices in Missouri, Pennsylvania, Florida and New York.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics with the FASB ASC.

Note B - Summary of Significant Accounting Policies

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Note B - Summary of Significant Accounting Policies (Continued)

Securities Owned

As of December 31, 2014, the Company classifies all investments as trading securities. Trading securities are carried at fair value. The resulting differences between cost and estimated fair value are reflected in current period earnings. Dividend and interest income is recognized when earned.

Commissions Receivable

Commissions receivable are uncollateralized customer and brokerage obligations due under normal trade terms. The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of commissions receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated commissions receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers commissions receivable to be fully collectible, therefore, an allowance for uncollectible amounts is not necessary.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvments is computed using the straight-line method over the lesser of the terms of the related lease or the useful lives of the assets. The estimated lives for computing depreciation and amortization on property and equipment are:

Classification	Years
Computer hardware	5
Furniture	7
Leasehold Improvements	3

Recognition of Revenues

Commissions, fee income, other trading fees, principal transactions, and related clearing expenses are recorded on a settlement date basis as securities transactions occur. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisor based on a formal commission payout schedule maintained with each financial advisor.

Note B - Summary of Significant Accounting Policies (Continued)

The Company receives commissions from the sale of investment company shares. Revenue from commissions is recognized in the month earned. Trailing commissions are recognized when received.

Shared service income is revenue earned by the Company for the utilization of its staff and resources by an affiliate registered investment advisor, Fulcrum Advisory Services, LLC. Other trading fees include 12b-1 fees, money market trail income and credits received by the firm from its clearing firm, RBC Correspondent Services.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the personal income tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements in accordance with ASC 740-10, Accounting for Income Taxes.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of operations.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2011. As of and for the year ended December 31, 2014, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through February 23, 2015, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note C - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at its former clearing broker-dealer, Pershing, a relationship the firm is in the process of winding down. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $100,000. This amount is included in deposit with clearing organization in the accompanying statement of financial condition and will remain in place until all remaining customer accounts have a zero balance. The Company has signed a piggypack relationship through Dinosaur Securities, LLC to clear all of its transactions through RBC Correspondent Services effective September 15, 2014. RBC Correspondent Services does not require Fulcrum to maintain a clearing deposit.

Note D - Fair Value Measurement of Securities Owned

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

· Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.

· Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

· Level 3 – Valuation is generated from model-based techniques that use at least onesignificant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Note D - Fair Value Measurement of Securities Owned (Continued)

The fair value of investments is measured as follows:

	Fair Value Measurements			
	Total	Level 1	Level 2	Level 3
Auction Rate Security	$ 25,000	$ -	$ -	$ 25,000

Changes in fair value of the Company's Level 3 assets held is as follows:

	Level 3
December 31, 2013	$ 25,000
Transfers	-
Purchases	-
Sales	-
Realized loss	-
Unrealized loss	-
December 31, 2014	$ 25,000

The Level 3 investment is an auction rate security which is classified as a Level 3 investment as there are currently no active markets for such securities. As such, the Company uses the cost basis as its valuation technique for this asset which is felt to approximate fair value.

Note E - Property and Equipment

Property and equipment at December 31, 2014, is as follows:

Computer hardware	$6,037
Furniture	29,182
Leasehold Improvements	12,788
	48,007
Less accumulated depreciation and amortization	(16,823)
	$31,184

Depreciation expense for the year ended December 31, 2014 totaled $8,814. Loss on impairment expense for the year ended December 31, 2014 totaled $5,436. Loss on disposal expense for the year ended December 31, 2014 totaled $8,441. Depreciation, loss on impairment and loss on disposal expenses are included in other expenses in the accompanying statement of operations.

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2014, the Company had regulatory net capital of $196,070 which was $96,070 in excess of its required net capital of $100,000, and its ratio of aggregate indebtedness to net capital was 1.01 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with RBC Correspondent Services.

Note G - Related Party Transactions

Due to related party includes amounts due to the Parent Company for the sub lease of offices at its Missouri location and due to the Parent Company and affiliates for other shared expenses. Amounts due to the Parent Company and affiliates at December 31, 2014 were $14,865 and are included in the accompanying statement of financial condition as due to affiliate. Amounts paid to the Parent Company and affiliates for the year ended December 31, 2014 and included in the accompanying statement of operations were $112,110. (see also Note B regarding shared service income). Additionally, the Parent Company has assumed certain responsibility for legal fees incurred relative to certain arbitration involving the Company whereby the Company is the plaintiff. At December 31, 2014, the legal fees due and payable by the Parent Company pursuant to this arbitration totaled $32,937.

Note H -Leases

The Company leases office space under noncancelable operating leases. Two of the firms' office space locations in Virginia were abandoned during 2014 due to the departure of all of its registered reps in those locations. Due to the fact that Fulcrum Securities, LLC no longer has operations in these two Virginia locations, the responsibility for the leases reverts back to the original tenant on the lease, the Parent Company, effective January 1, 2015. Future minimum lease payments at December 31, 2014 are as follows:

Years ending December 31,	
2015	108,672
2016	41,835

Note H –Leases (Continued)

2017	23,997

Rent expense related to operating leases for the year ended December 31, 2014 totaled $548,270.

Note I - Retirement Plan

The Company maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. The Company made contributions of $13,269 to the plan for the year ended December 31, 2014.

Note J - Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

Note K - Contingencies

In the ordinary course of business, the Company becomes involved in legal proceedings. Management, in consultation with legal counsel, believes the ultimate resolution of these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company. During 2014, the Company settled two of its outstanding arbitration cases. One arbitration case remains unsettled. Management has applied the guidance within ASC 450, Contingencies, and at this time, a settlement amount is not believed to be estimable and probable, therefore no liability has been provisioned for in the Company's statement of financial condition.

Note L - Supplemental Cash Flow Information

Cash paid during year for:

Interest	$14,644

Note M – Management Plan

In an effort to address the financial condition of the Company, the management of Fulcrum Securities, LLC has reduced certain salaries, executed staff reductions and eliminated several extraneous expenses. The Company is addressing its revenue sources by negotiating to hire a substantial registered representative to its White Plains office, by renegotiating the payout of an existing registered representative, adding to the net margin of the firm and by negotiating to hire another substantial registered representative with substantial assets under management.

SUPPLEMENTAL SCHEDULES

FULCRUM SECURITIES, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014
(See Independent Auditor's Report)

COMPUTATION OF NET CAPITAL		
Total member's equity	**$**	**364,063**
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment, net		**31,184**
Accounts receivable		**25,466**
Security Deposit		**36,389**
Prepaid expenses		**49,949**
Total non-allowable assets		**142,988**
Other Charges		**5**
Net capital before haircuts on securities positions		**221,070**
Haircuts on securities:		
Other securities		**25,000**
Total haircuts on securities		**25,000**
NET CAPITAL	**$**	**196,070**
COMPUTATION OF AGGREGATE INDEBTEDNESS	**$**	**198,169**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital requirement	**$**	**100,000**
Excess net capital	**$**	**96,070**
Excess net capital at 1000%	**$**	**76,070**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.01 to 1**

FULCRUM SECURITIES, LLC

A Reconciliation of Computation of Net Capital
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014
(See Independent Auditor's Report)

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Reconciliation of December 31, 2014 audited computation of net capital and Company's unaudited December 31, 2014 PartIIA filing.

Unaudited December 31, 2014 net capital per December 31, 2014 PartIIA filing	$	192,146
Increase in commission receivable		42,142
Increase in accrued compensation		(21,560)
Decrease in fixed assets		(5,436)
Increase in non-allowable commision receivable		(19,146)
Decrease in non-allowable fixed assets		5,436
Decrease in non-allowable due from affiliate		2,488
Net Capital per the preceeding	**$**	**196,070**

FULCRUM SECURITIES, LLC

Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014
(See Independent Auditor's Report)

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(K)(2)(ii), and therefore no "Computation for Determination of Reserve Requirements" under the rule have been provided

FULCRUM SECURITIES, LLC

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014
(See Independent Auditor's Report)

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(K)(2)(ii), and therefore no "Information for Possession or Control Requirements" under the rule have been provided

FULCRUM SECURITIES, LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
ON MANAGEMENT'S ASSERTION PURSUANT TO
EXEMPTION FROM 17 C.F.R. §240.15C3-3 (K)

DECEMBER 31, 2014

BROWN SMITH LLC WALLACE

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Fulcrum Securities, LLC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Management Statement Regarding Exemption from SEC Rule 15c3-3, in which (1) Fulcrum Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fulcrum Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Fulcrum Securities, LLC stated that Fulcrum Securities, LLC met the identified exemption provisions for the period of June 1, 2014 to December 31, 2014 without exception. Fulcrum Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fulcrum Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, LLC
St. Louis, Missouri
February 23, 2015

FULCRUM
SECURITIES
Member FINRA and SIPC

Fulcrum Securities, LLC
Management Statement Regarding Exemption from SEC Rule 15c3-3
December 31, 2014

Fulcrum Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the entire period June 1, 2014 through December 31, 2014 without exception.

I, Daniel Beaton, affirm that, to my best knowledge and belief, this Management Statement is true and correct.

By: [signature]

Title: Financial and Operations Principal

I, Cynthia D. Lyons, affirm that, to my best knowledge and belief, this Management Statement is true and correct.

By: Cynthia D. Lyons

Title: Chief Compliance Officer

December 31, 2014

11975 Westline Industrial Drive, Saint Louis, MO 63146 • tel: 314.336.3111 • toll-free: 800.783.1343 • fax: 314.336.3141

Fulcrum Securities, LLC

Independent Accountant's Report
On Applying Agreed-Upon Procedures

December 31, 2014

BROWN SMITH LLC WALLACE
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
Fulcrum Securities, LLC
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Fulcrum Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Fulcrum Securities, LLC's compliance with the applicable instructions of Form SIPC-7.

Fulcrum Securities, LLC's management is responsible for Fulcrum Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 (amended) with respective cash disbursement records entries from the copy of the check paid, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 (amended) for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 (amended) with supporting schedules and working papers such as the quarterly FOCUS reports, general ledger detail, and Pershing, LLC and RBC settlement statements, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (amended) and in the related schedules and working papers such as the quarterly FOCUS reports, the general ledger detail, and Pershing, LLC and RBC settlement statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, LLC
St. Louis, Missouri
February 23, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067274 FINRA DEC
Fulcrum Securities, LLC
11975 Westline Industrial Drive
Saint Louis, MO 63146

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $4,547

B. Less payment made with SIPC-6 filed (exclude interest) (3,325)
07-22-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,222

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,222

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,222

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fulcrum Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of February, 2015.

Finop
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 14 and ending December 31, 20 14
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,484,305
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		1,990
Total additions		1,990
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,462,254
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		150,497
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sub Lease income		40,105
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 14,644	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		14,644
Total deductions		1,667,500
2d. SIPC Net Operating Revenues		$ 1,818,795
2e. General Assessment @ .0025		$ 4,547
		(to page 1, line 2.A.)